EXHIBIT 11.0

STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

	Years Ended December 31,
(in thousands, except per share amounts)	2003	2002	2001
Net income	$323,371	$229,230	$104,467

Weighted average common shares outstanding	189,827	180,894	136,405
Earnings per common share	$1.70	$1.27	$0.77

Total weighted average common shares outstanding	189,827	180,894	136,405
Additional dilutive shares using ending value for the period when utilizing the Treasury stock method regarding stock options and BONUSES Units	6,476	2,332	2,359

Total shares for fully diluted earnings per share	196,303	183,226	138,764
Fully diluted earnings per common share and common share equivalents	$1.65	$1.25	$0.75